                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                            REDIFF.COM INDIA LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Equity Shares, Rs. 5 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    757479100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 25, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 757479100                                           Page 2 of 9 Pages
-------------------                                           -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,882,999
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    2,882,999
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,882,999
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 757479100                                           Page 3 of 9 Pages
-------------------                                           -----------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
                                                                I.D. #13-3536050
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,882,999
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    2,882,999
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,882,999
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 757479100                                           Page 4 of 9 Pages
-------------------                                           -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    2,882,999
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,882,999
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,882,999
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 757479100                                           Page 5 of 9 Pages
-------------------                                           -----------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures International, L.P.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    2,882,999
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,882,999
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,882,999
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 757479100                                           Page 6 of 9 Pages
-------------------                                           -----------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Queenswood Investments Limited                       I.D. #98-0216409
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Mauritius
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,882,999
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    2,882,999
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,882,999
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends the Schedule 13D filed on December 29, 2000 (the "Schedule 13D") on behalf of Warburg, Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities "WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), and Queenswood Investments Limited, a Mauritius corporation ("Queenswood" and, together with WP, WP LLC, WPEP and WPVI, the "Reporting Entities"). This Amendment No. 1 to the Schedule 13D relates to the equity shares, par value Rs. 5, of Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India (the "Company"). Unless the context otherwise requires, references herein to the "Equity Shares" are to the equity shares of the Company, par value Rs. 5 per share.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D. All references in the Schedule 13D to EMW shall refer to WP LLC.

Item 2. Identity and Background.

     Item 2 is amended by deleting Schedule I attached to the Schedule 13D and replacing such Schedule I with Schedule I attached to this Amendment No. 1. References to Schedule I in the Schedule 13D, shall refer to Schedule I attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended by inserting the following paragraph after the first paragraph thereof:

     Queenswood expended an aggregate of $2,394,747.25 to purchase 874,999 Equity Shares. All of the funds required to acquire such Equity Shares held by Queenswood were obtained from the working capital of WPEP and WPVI, which funds were contributed as a capital contribution to Queenswood to enable Queenswood to purchase such Equity Shares.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraph after the first paragraph:

     As set forth on Schedule III hereto, Queenswood acquired an additional 874,999 Equity Shares of the Company in open market purchases for an aggregate of $2,394,747.25.

Item 5. Interest in Securities of the Issuer.

     Items 5(a) through 5(c) are amended and restated in their entirety as follows:

     (a) As of July 11, 2001, WP, WP LLC and Queenswood each beneficially owned 2,882,999 Equity Shares. WPEP and WPVI each beneficially owned 50% or approximately 1,441,499 of the Equity Shares. By reason of their respective relationships with Queenswood, each of the Reporting Enitities may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the Equity Shares that Queenswood beneficially owns.

     The 2,882,999 Equity Shares represented approximately 22.5% of the outstanding Equity Shares, based on the 12,795,000 Equity Shares outstanding as of December 31, 2000, as represented by the Company in its Form 6-K for the quarter ended December 31, 2000.

     (b) Queenswood has, and WP and WP LLC, by virtue of their control position with respect to WPEP and WPVI, the two shareholders of Queenswood, may be deemed to have, the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 2,882,999 Equity Shares owned by Queenswood. By virtue of their ownership positions in Queenswood, WPVI and WPEP each may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to the Equity Shares owned by Queenswood.

     (c) Except for the transactions described in Item 4, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedules I and II hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 2001                   QUEENSWOOD INVESTMENTS
                                        LIMITED

                                        By: /s/  Charles R. Kaye
                                            ------------------------------
                                        Name:  Charles R. Kaye
                                        Title: Director


Dated:  July 13, 2001                   WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/  Charles R. Kaye
                                            ------------------------------
                                        Name:  Charles R. Kaye
                                        Title: Partner


Dated:  July 13, 2001                   WARBURG, PINCUS VENTURES
                                        INTERNATIONAL, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/  Charles R. Kaye
                                            ------------------------------
                                        Name:  Charles R. Kaye
                                        Title: Partner

Dated:  July 13, 2001                   WARBURG, PINCUS & CO.

                                        By: /s/  Charles R. Kaye
                                            ------------------------------
                                        Name:  Charles R. Kaye
                                        Title: Partner


Dated:  July 13, 2001                   WARBURG PINCUS LLC

                                        By: /s/  Charles R. Kaye
                                            ------------------------------
                                        Name:  Charles R. Kaye
                                        Title: Member

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") and Warburg, Pincus Ventures International, L.P. ("WPVI") is WP. WPEP, WPVI, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                    TO POSITION WITH WP, AND POSITIONS

            NAME                       WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen Distler            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
Joseph P. Landy            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David E. Libowitz          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Edward J. McKinley         Partner of WP; Member and Managing Director of WP LLC
                           and President of Warburg Pincus International LLC
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Partner of WP; Managing Member, Chairman and
                           Chief Executive Officer of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member, President and Vice Chairman of
                           WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Wenstrup             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------
NL & Co.**
-------------------------- -----------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and WP LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                  TO POSITION WITH WP LLC, AND POSITIONS

            NAME                       WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Frank M. Brochin (1)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Stephen Distler            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Makoto Fukuhara (2)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Alf Grunwald (3)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sung-Jin Hwang (4)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Roberto Italia (5)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Charles R. Kaye            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajesh Khanna (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
Henry Kressel              Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajiv B. Lall (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David E. Libowitz          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Nicholas J. Lowcock (7)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John W. MacIntosh (8)      Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Edward J. McKinley         Member and Managing Director of WP LLC and President
                           of Warburg Pincus International LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Member, Chairman and Chief Executive Officer
                           of WP LLC; Managing Partner of WP
-------------------------- -----------------------------------------------------
Pulak Chandan Prasad (6)   Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------

                          -----------------------------

-------------------------- -----------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                   TO POSITION WITH WP LLC, AND POSITIONS

            NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Melchior Stahl (3)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Chang Q. Sun (9)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC, Partner of WP
-------------------------- -----------------------------------------------------
John L. Vogelstein         Member, President and Vice Chairman of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Wenstrup             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeremy S. Young (7)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------


(1)  Citizen of France

(2)  Citizen of Japan

(3)  Citizen of Germany

(4)  Citizen of Korea

(5)  Citizen of Italy

(6)  Citizen of India

(7)  Citizen of United Kingdom

(8)  Citizen of Canada

(9)  Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and WP LLC

                                                                    SCHEDULE III

------------------- ---------------------------------- -------------------------
                             Number of Shares
    Trade Date                   Purchased                  Purchase Price
------------------- ---------------------------------- -------------------------
April 16, 2001                                  2,000               $  5,500.00
------------------- ---------------------------------- -------------------------
April 17, 2001                                 34,000                 93,500.00
------------------- ---------------------------------- -------------------------
April 20, 2001                                  2,500                  6,875.00
------------------- ---------------------------------- -------------------------
April 24, 2001                                 25,000                 68,750.00
------------------- ---------------------------------- -------------------------
April 25, 2001                                133,000                365,750.00
------------------- ---------------------------------- -------------------------
May 9, 2001                                    11,000                 30,250.00
------------------- ---------------------------------- -------------------------
May 29, 2001                                  575,000              1,569,750.00
------------------- ---------------------------------- -------------------------
May 29, 2001                                   92,499                254,372.25
------------------- ---------------------------------- -------------------------